EXHIBIT 99.6 Media Release

Underground production celebrated at Oyu Tolgoi

13 March 2023

ULAANBAATAR, Mongolia--(BUSINESS WIRE)-- The Prime Minister of Mongolia, Luvsannamsrain Oyun-Erdene, today joined Rio Tinto Chief Executive Jakob Stausholm 1.3 kilometres underground to celebrate the commencement of underground production from the Oyu Tolgoi copper mine in the Gobi Desert.

This was followed by a ceremony with Oyu Tolgoi employees and leaders, Government of Mongolia representatives, Oyu Tolgoi Board members and local suppliers to mark this important milestone towards Oyu Tolgoi ramping up to become one of the world’s leading copper suppliers.

Since the agreement between the Government of Mongolia and Rio Tinto in January 2022 to reset the relationship and move the Oyu Tolgoi underground project forward, 30 drawbells have been blasted and copper is now being produced from the underground mine. Oyu Tolgoi is expected to become the fourth-largest copper mine in the world by 20301, operating in the first quartile of the copper equivalent cost curve. Ore is currently being processed from Panel Zero in Hugo North Lift 1 and production will ramp up over the coming years.

A partnership between Rio Tinto and Mongolia, the Oyu Tolgoi open pit and concentrator have been succesfully operating for over a decade. The total workforce of Oyu Tolgoi is currently around 20,000 people, of which 97% are Mongolian. Oyu Tolgoi works with more than 500 national suppliers and has spent around $15 billion in Mongolia since 2010, including $4 billion of taxes, fees and other payments to the state budget.

Developing the underground mine is an investment of over $7 billion, unlocking the most valuable part of the copper resource for the benefit of all stakeholders. Oyu Tolgoi is expected to produce around 500,000 tonnes of copper2 per year on average from 2028 to 2036 from the open pit and underground, enough to produce around 6 million electric vehicles annually, and an average of around 290,000 tonnes over the reserve life of around 30 years2.

Prime Minister of Mongolia Oyun-Erdene said, “I am proud to celebrate this major milestone with our partner Rio Tinto as we look towards Mongolia becoming one of the world’s key copper producers. The start of underground production at Oyu Tolgoi demonstrates our ability to work together with investors in a sustainable manner and become a trusted partner. The next phase of the partnership will enable the continued successful delivery of Mongolia’s ‘New Recovery Policy’ and Vision 2050 economic diversification strategy. Mongolia stands ready to work actively and mutually beneficially with global investors and partners.”

Rio Tinto Chief Executive Jakob Stausholm said, “We would like to thank the Government of Mongolia for their commitment as our partner in achieving this remarkable milestone. We are starting underground production 1.3 kilometres beneath the remote Gobi desert from an ore body that will be critical for global copper production and Mongolia’s ongoing economic development. The copper produced in this truly world class, high technology mine will help deliver the electrification needed for a net zero future and grow Rio Tinto’s copper business.”

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Notes to editors

Oyu Tolgoi is jointly owned by Erdenes Oyu Tolgoi LLC on behalf of the Government of Mongolia (34%) and Rio Tinto (66%).

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1 Source: Wood Mackenzie Dec 2022, based on production from committed projects
2Based on the Oyu Tolgoi Feasibility Study 2020 (OTFS20). The estimated average production of ~500ktpa copper for the years 2028-2036 is underpinned as to 13% by Proved Ore Reserves and 87% by Probable Ore Reserves. The estimated average production of ~290ktpa copper for the estimated reserve life of approximately 30 years is underpinned as to 26% by Proved Ore Reserves and 74% by Probable Ore Reserves. These production targets are stated as recovered metal and have been scheduled from current mine designs for the Oyu Tolgoi underground and open pit mines by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition.

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